

June 25, 2010

Mr. Scott W. Scampini
Chief Financial Officer
ZBB Energy Corporation
N 93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re: ZBB Energy Corporation**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-33540**

Dear Mr. Scampini:

　　We have reviewed your supplemental response letter dated June 21, 2010 and have the following comments. As noted in our comment letter dated June 1, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

1.　　Please refer to comment one in our letter dated June 11, 2010. You state you account for funds received from government agencies as revenue. Please revise to clearly state this fact. Please also refer to FASB ASC 808-10-50. We would expect that information related to individually significant collaborative arrangements such as AEST would be disclosed separately including the income statement classification and amounts attributable to the project.

Advanced engineering and development, page 35

2.　　We note your response to prior comment two. Please revise the face of your Consolidated Statements of Operations for the year ended June 30, 2009 and the interim period ended March 31, 2010 to segregate your contract costs and/or costs related to your engineering and development revenues from your other costs not allocable to contracts. Refer to FASB ASC 605-35-25 and FASB ASC 270-10-45-4.

3.　　We note your responses to prior comments two and three stating you have no provisions for contract losses or contract costs in excess of billings. We also note the amount of engineering and development contract costs incurred for the years ended June 30, 2009 and 2008 substantially exceeded engineering and development contract revenue. Please explain to us how you have applied the percentage-of-completion method.   In this regard, please also include the following information in your response with regard to the AEST project: the total estimated cost of the project; and, total costs incurred for each period presented, as well as the accumulated costs at June 30, 2007. Please quantify and disclose your obligations under the agreement as required by FASB ASC 808. If total funding to be received is not $2.3 million, as disclosed in your response to prior comment one, please advise us. Further, please tell us the amount of revenue recognized prior to June 30, 2008.

4.   We note your response to prior comment five that you did not have advances that are payments on account of work in progress during the years ended June 30, 2009 and 2008. Please explain to us the difference between advances that are payments on account of work in progress and deposits in advance of performance of allowable work referred to in your response to prior comment two. Please revise or explain why the disclosure requirements of FASB ASC 910-405-50 do not apply to your deposits in advance of performance of allowable work.

5.   We note your response to comment two that you have included deposits in advance of performance of the allowable work in deferred revenue. Deferred revenue generally represents amounts billed to or collected from the customer that is expected to ultimately be recognized as revenue. Please provide us a reconciliation of the items included in deferred revenue at June 30, 2009 and March 31, 2010 describing the nature and amount of each item.

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

                                        Sincerely,

                                        Andrew Mew
                                        Accounting Branch Chief